Goodwin Procter 100 Northern Avenue Boston, Massachusetts 02210 goodwinlaw.com +1 617 570 1000

VIA EDGAR

February 3, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel Crawford, Tim Buchmiller, Ibolya Ignat and Daniel Gordon

Re:	AlloVir, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 17, 2025
File No. 333-283678

Ladies and Gentlemen,

On behalf of AlloVir, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 28, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Business

Kalaris’ ongoing Phase 1 clinical trial of TH103, page 333

1.

We note your revised disclosure here, and similar disclosure on page 321, that “Part 2 of the Phase 1 trial is designed to enroll and treat with TH103 up to 12 treatment naïve-patients, aged 50 years and older, with a CST measurement greater than 325 microns.” We

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 3, 2025

also note your disclosure that “[t]reatment with TH103 will be administered if the following criteria are met: (1) patient responds to one to three injections of aflibercept as determined by complete resolution of fluid measured by OCT and (2) within 90 days there is an emergence of fluid in the retina.” Please clarify if the disclosed criteria applies to Part 2 of the Phase 1 clinical trial, and, if so, clarify how the patients who had previously received injections of aflibercept would be considered treatment naïve. Also, if you expect to seek regulatory approval of TH103 as a second-line treatment for nAMD please make that clear.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 321 and 333 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that Kalaris is developing TH103 as a first-line treatment for nAMD.

*****

Please contact the undersigned at (617) 570-1084 or via email at TPollard@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Tevia Pollard
Tevia Pollard Goodwin Procter LLP

cc:	Vikas Sinha, AlloVir, Inc.
Danielle Lauzon, Goodwin Procter LLP